JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

October 13, 2023

Ms. Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Brendan Wood TopGun ETF (the “Fund”)

Dear Ms. White:

This letter provides a response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on August 29, 2023. The comments related to Post-Effective Amendment (“PEA”) No. 66 to the registration statement of the Trust, which was filed on August 1, 2023, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of a new series of the Trust (as identified above) (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Preliminary or General Comments

•	Please file this comment response letter on EDGAR at least five days prior to making the 485(b) filing and also send via email to Ms. White marked pages of the revised disclosure.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Fund.

Response: As requested, the Trust will file this comment response letter on EDGAR and send via email to Ms. White marked pages of the revised disclosure. The Trust intends that new or revised disclosure that is similar to disclosure in other sections will be applied consistently throughout the registration statement.

Ms. Alison White

U.S. Securities and Exchange Commission

October 13, 2023

Prospectus

1.	Comment: Please provide the staff with a copy of the index methodology.

Response: The Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. Brendan Wood TopGun Partnerships Inc. will act as the Fund’s investment sub-adviser (“Brendan Wood” or “Sub-Adviser”), providing a model portfolio generally corresponding to the components of the Brendan Wood TopGun Index. The Fund’s investment adviser, Tuttle Capital Management, LLC (“Adviser”), will have investment discretion to implement the model portfolio as provided by the Sub-Adviser, or to deviate from the model portfolio. The Fund’s name, investment objective and investment policies and risks have been revised to reflect the change of strategy.

Principal Investment Strategies

2.	Comment:
•	Please explain how Brendan Wood identifies institutional investment professionals to interview.
•	Are the interviewees made aware that their interviews will be used in this manner?
•	Are the interviewers equally weighted or do some have higher importance?
•	Please explain supplementally how Brendan Woods conducts 2000 interviews a year.
•	Please provide supplementally some examples of the financial services firms that are interviewed.
•	Supplementally, please inform the staff about the nature and limitations of the interviews. For example, what are the professionals authorized to share? What are their incentives to do so? Is there a response bias built in? How does Brendan Wood account for that bias?

Response: Brendan Wood maintains a global list of portfolio managers and the portfolios they manage. The portfolio managers included on the list are pre-qualified based upon their assets under management and the sectors in which their portfolios are invested. Brendan Wood reports are generated on a sector by sector basis. Each sector report involves debriefs of a panel of portfolio managers who invest and/or specialize in the sector. Collectively the panel invests in the approximately 1,400 companies comprising the Brendan Wood “Shareholder Conviction Universe.” The universe and the panel are constantly updated by Brendan Wood professionals.

The portfolio managers debriefed are aware of how their interviews will be used, and data gathered from each portfolio manager interviewed is equally weighted in developing the model portfolio.

Ms. Alison White

U.S. Securities and Exchange Commission

October 13, 2023

Brendan Wood employs nine to ten sector heads, who conduct, on average, about 250 personal debriefs per year. The debrief is preceded by delivery to the panelist of a sector report containing the up to date worldwide peer investor data on the companies in the panelist's portfolio and target watch list. The debrief is an exchange which is designed primarily to inform the panelist as opposed to a one-way interview. Most panelists are debriefed at least twice per year.

The Brendan Wood panel consists exclusively of personal relationships with individual portfolio managers as opposed to firms or institutions. Panelist portfolio managers work for institutional asset managers and partnerships such as Gluskin Sheff, Canada, Claiens Sverige Fokus, Sweden, Patinex Asset Management, Switzerland, Scientia Capital, Australia, Keywise Capital Management, Hong Kong. Under no circumstances are firm or institution-based answers accepted into Brendan Wood data. This policy eliminates institutional bias.

Debriefs are strictly confidential and focused on a series of company investment quality criteria which are assigned a competitive rating by the panel, such as a company's Board, Reporting & Disclosure, Governance, ESG, Investor Relations, C-Suite performance, and Long Term Growth. Each criterion is scored as an attribute favoring investment attractiveness, neutrality or negativity. In each debrief, the panelist is asked to explain the reasoning behind their assessments of issuers.

Portfolio managers are incentivized to participate because of the value of the data delivered to the panelist at time of a debrief and the value of the discussion with the Brendan Wood sector head who speaks to the peer investors of the panelist worldwide about the same issuers. In addition, Brendan Wood widely publishes and voices investor dissatisfaction to issuers who have disappointed their owners. Panelists are aware that the contents of the reports are expressed to management and the boards of companies.

In addition to the policy excluding institutional responses, there are quality control procedures which eliminate data bias. Each debrief is examined by Brendan Wood quality control professionals before being allowed into the database. Any response to a corporate performance question which in the view of the Sub-Adviser conflicts with the actual performance of a company in terms of stock price and quality assigned by the overall panel, is reviewed further.  If, in the opinion of the Sub-Adviser, there is not a valid and plausible reason for the "outlier" data, the panelist’s debrief is excluded from the database.

3.	Comment: The staff notes the disclosure for another ETF that tracks the Brendan Wood Index mentions nine shareholder conviction universe sectors: financials, mining, real estate, generalist, energy, industrials, healthcare, technology media and telecom (“TMT”), and consumer. Please advise the staff why those sectors are not mentioned in the Fund’s disclosure.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. Although the Sub-Adviser’s process for creating a model portfolio is similar to the process used to create the Brendan Wood Index, including the nine shareholder conviction universe sectors, the model portfolio does not necessarily include companies in each of those sectors at any given time. The language regarding the Fund’s focus on particular sectors as of the date of the prospectus has been deleted.

Ms. Alison White

U.S. Securities and Exchange Commission

October 13, 2023

4.	Comment: In the paragraph describing the construction of the index, one of the interview questions asked is about the “commitment to own.” Please clarify what this phrase means.

Response: Each panel of investment professionals is asked to comment on various attributes of a company, including, for example, the quality of a company’s board. The investment professional is asked to note whether, with respect to each attribute, that attribute increases or decreases the attractiveness/likelihood of owning, or continuing to own, the stock of that company.

5.	Comment: The Principal Investment Strategies disclosure appears to describe a quantitative investment strategy being run by Brendan Wood based on individual investment determinations. Please advise how you determined it is appropriate to characterize this as an index given the amount of discretion the provider has with respect to index construction.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. References to the Fund as an index fund have been deleted.

6.	Comment: Under “Principal Investment Strategies,” the prospectus states that the Fund may invest in ETFs. Please clarify whether those ETFs invest in companies included in the index? Please also consider whether the fee table should include a line item for Acquired Fund Fees and Expenses.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. Although the model portfolio provided by the Sub-Adviser may include ETFs, the Sub-Adviser does not currently expect ETFs to be included in the model portfolio. As a result, the Registrant has not included a line item for Acquired Fund Fees and Expenses in the fee table.

7.	Comment: Given the Fund will be using a “replication” strategy and Brendan Wood seems to be the primary party selecting companies for the index, please explain why Brendan Wood should not be considered an investment adviser to the Fund.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund, with Brendan Wood acting as sub-adviser. References to a “replication” strategy have been deleted.

8.	Comment: Given the sub-adviser and index provider are affiliated, please remove statements about concentrating as the staff does not believe the facts fall within the First Australia Fund no-action letter dated July 29, 1999.

Response: These statements have been removed from the prospectus.

Ms. Alison White

U.S. Securities and Exchange Commission

October 13, 2023

Principal Risks

9.	Comment: Given the Fund will invest in ADRs, should principal risk disclosure regarding foreign securities and depositary receipts be added? Also, should index provider risk, tracking error risk, financial, real estate and mining sector risk be added? Please advise or revise the disclosure.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. Also, as noted in the response to comment 3 above, the language regarding the Fund’s focus on particular sectors as of the date of the prospectus has been deleted. The Fund has added principal risk disclosure regarding foreign securities and depositary receipts.

10.	Comment: Risks of Investment Selection: Given this an index fund using replication, it is unclear the Fund has included this risk. Please advise or revise. Also, it is unclear from the principal strategies section why the Fund has included the following risks: risk of other equity securities, growth stock investment risk, and high dividend style risk. Please advise or revise.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. The Fund has deleted risks of other equity securities and high dividend style risk because they will not be principal risks of the Fund’s expected investments. The Fund has retained growth stock investment risk in light of the Fund’s revised investment objective that seeks growth consistent with the preservation of capital.

11.	Comment: High Dividend Style Risk: Given this is an index fund using replication, it is unclear why the sub-adviser is making determinations about dividends. Please advise or revise.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. The Sub-Adviser will not select companies for inclusion in the model portfolio based upon dividend yield. As a result, High Dividend Style Risk has been deleted from the prospectus disclosure.

12.	Comment: Page 7 (Additional Information About the Fund’s Investments) includes the statement: “The Index Provider is not affiliated with the Fund or Tuttle Capital Management, LLC.” It is unclear why Brendan Wood is not affiliated with the Fund or Tuttle because Brendan Wood is both the index provider and the sub-adviser to the Fund. Please advise or revise.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund. The statement will be deleted from the prospectus.

Ms. Alison White

U.S. Securities and Exchange Commission

October 13, 2023

13.	Comment: General Economic Risk (page 9): Regarding the Russian military incursion, will the Fund have direct exposure to Russian issuers? Please advise or revise. Also, the second paragraph of this section states: “Certain of the Fund’s investments may be issued by companies that are particularly susceptible to economic slowdowns or recessions.” Please clarify what is meant by this sentence.

Response: The Fund will not have direct exposure to Russian issuers. Disclosure relating to the risks of investments in Russia have been deleted as has the paragraph beginning with the sentence referenced by the staff.

14.	Comment: Please disclose the Sub-Adviser’s assets under management.

Response: The Sub-Adviser is a newly-registered investment adviser and currently has no assets under management.

15.	Comment: Please consider whether risk disclosure should be added discussing the relative inexperience of the sub-adviser.

Response: The Registrant will add a “New Adviser Risk” disclosure.

16.	Comment:
•	In the description of the portfolio managers’ biographies, please clarify how “overachievers” are defined in the sentence: “Brendan and his firm also act as career advisors to the industry’s overachievers, known as TopGuns.”
•	In Jordan Novak’s biography, is the “Shareholder Confidence Index” the same as the “Shareholder Confidence Universe” discussed in the principal investment strategies.
•	Please clarify what is mean by the “activist situations” that Jordan Novak has led for the firm.

Response: The following sentence has been added to Mr. Wood’s biography:

TopGun individuals are executives and professionals that the Sub-Adviser has assessed to be among the top performers in their specialty based upon panels of their customers, shareholders and or counter parties in trade.

“Shareholder Confidence Index” in Mr. Novak’s biography has been changed to “Shareholder Confidence Universe” and to clarify the “activist situations” that he has led for the firm.

Ms. Alison White

U.S. Securities and Exchange Commission

October 13, 2023

STATEMENT OF ADDITIONAL INFORMATION

17.	Comment: On page 23 in “Acceptance of Orders for Creation Units,” please delete the statement that the Fund reserves the “absolute” right to reject creations and remove clauses 5 (the acceptance of the Fund Deposit Securities would have certain adverse tax consequences to the Fund) and 7 (the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or the rights of the Beneficial Owners).

The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant has made the requested change.

18.	Comment: Please file any licensing agreements to use the index as an exhibit to the registration statement.

Response: As noted above, the Registrant has changed the Fund’s strategy from an index fund to an actively-managed fund, so there will not be a licensing agreement. The Registrant will file the Investment Sub-Advisory Agreement between the Adviser and the Sub-Adviser as an exhibit to the 485(b) filing.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively